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16012551

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8-51509

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Advisors Asset Management, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18925 Base Camp Road
(No. and Street)

Monument	CO	80132
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Colyer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedule pertaining to the firm of Advisors Asset Management, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____



MICHELE R. GUERRA
Notary Public, State of Texas
My Commission Expires
November 14, 2019

Signature

CEO and Chief Investment Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- (d) Statement of Cash Flows
- (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) Management's Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ADVISORS ASSET MANAGEMENT, INC.

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Advisors Asset Management, Inc.
Monument, Colorado

We have audited the accompanying statement of financial condition of Advisors Asset Management, Inc. (the "Company") as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Advisors Asset Management, Inc. as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 25, 2016

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

ADVISORS ASSET MANAGEMENT, INC.

Statement of Financial Condition

December 31, 2015

ASSETS

Cash and cash equivalents	$	3,329,001
Clearing deposit		600,774
Receivables:		
UIT fees		8,090,072
Due from clearing organization		31,500,337
Investment advisory fees and other		3,635,848
Due from affiliated company		645,130
Accrued interest		210,915
Securities owned, at fair value		32,846,833
Furniture, equipment, leasehold improvements and software, net		1,532,479
Prepaid expenses and other		2,159,012
Deferred income taxes, net		394,285
Goodwill		621,359
Total Assets	$	85,566,045

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable	$	2,794,481
Accrued expenses		9,922,754
Due to clearing organization		31,624,329
Securities sold, not yet purchased, at fair value		7,756,210
Total Liabilities		52,097,774
Stockholder's equity:		
Common stock, $0.01 par-value, 100 shares authorized, 1 share issued and outstanding		--
Additional paid-in capital		27,315,132
Retained earnings		6,153,139
Total Stockholder's Equity		33,468,271
Total Liabilities and Stockholder's Equity	$	85,566,045

The accompanying notes are an integral part of these financial statements.

ADVISORS ASSET MANAGEMENT, INC.
Notes to Statement of Financial Condition
December 31, 2015

Note 1 - Organization and Nature of Business

Advisors Asset Management, Inc. ("AAM" or the "Company"), a Delaware Corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). AAM has its principal office in Monument, Colorado and has offices in New York, Texas, California, Illinois, Kansas, North Carolina, Pennsylvania and New Jersey. AAM provides fixed income security trading and support services to other broker-dealers, registered investment advisors and other institutional account holders. In addition, AAM sponsors and distributes unit investment trusts, which are marketed under the name Advisor's Disciplined Trusts ("ADTs"), and provides separate account management services.

AAM is a wholly owned subsidiary of its parent company, AAM Holdings, Inc. ("Holdings"). Holdings is also the party to the stock option plan and stock subscription agreements disclosed in Note 12. All shares of common stock issued under these plans and agreements shall be issued by Holdings.

Note 2 - Significant Accounting Policies

Accounting Estimates

The Company's financial statement is prepared in accordance with accounting principles generally accepted in the United States of America which require the use of management's best judgment and estimates. Estimates and assumptions that affect the reported amounts in the financial statement and accompanying notes may vary from the actual results.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase, other than those held for sale in the ordinary course of business.

Receivables

Receivables from broker-dealers and clearing organizations are generally collected in full in the month following their accrual. Receivable from UIT revenues are collected from the trustee of the trusts. Receivables from investment advisory fees are generated only from creditworthy accounts. As such, management has not recorded an allowance for doubtful accounts.

Securities Transactions

Proprietary securities transactions and the related commissions and profit and loss are recorded on a settlement date basis. There is no material effect on the financial statement between recording these revenues, or the related proprietary security positions, on settlement date basis when compared to the trade date basis.

UIT Revenues

The sale of equity of unit investment trusts ("UIT") sponsored by the Company results in the recognition of deferred sales charges, creation and development fees and organizational fees, which are recorded on a settlement date basis.

Note 2 - Significant Accounting Policies, continued

Investment Advisory Fees

Investment advisory fees are recognized during the period earned. Advance payments, if received, are deferred and recognized during the periods for which services are provided.

Property

Furniture, computer and office equipment, leasehold improvements and software are recorded at cost, net of accumulated depreciation and amortization. Depreciation is recorded on a straight-line basis over the useful life of the related asset, generally four to seven years. Leasehold improvements are amortized on a straight-line basis over the term of the lease.

Goodwill

Goodwill impairment is assessed at least annually or more often upon the occurrence of an indicator of impairment. In the event that goodwill is determined to be impaired, its carrying value will be reduced to its fair value. No such impairment existed at December 31, 2015.

Income Taxes

The Company is a member of a group that files consolidated tax returns. Accordingly, income taxes payable to or refundable from the tax authorities are recognized on the financial statements of Holdings, which is the taxpayer for income tax purposes. The members of the consolidated group make payments to Holdings for their allocated share of the consolidated income tax liability. This allocation approximates the amounts that would be reported if the Company was separately filing its tax returns.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

Share-Based Compensation

The Company participates in a share-based compensation plan which is accounted for under the fair value method. The fair value of Holdings' stock options is based on the value of the Holdings' common stock, as determined by management on the date of grant. Share-based compensation costs related to equity instruments are charged against income ratably over the fixed vesting period for the related equity instruments.

ADVISORS ASSET MANAGEMENT, INC.
Notes to Statement of Financial Condition
December 31, 2015

Note 2 - Significant Accounting Policies, continued

Recent Pronouncement

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers", which provides guidance for revenue recognition. ASU 2014-09 requires an entity to recognize revenue in an amount that reflects the consideration to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The ASU will be effective commencing with the Company's year ending December 31, 2018. Early application is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. The Company is currently assessing the potential impact of this ASU on its financial statement.

Note 3 - Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule under Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1. At December 31, 2014, the Company had net capital of $13,972,356 which was $13,124,540 in excess of its required net capital of $847,816 and its ratio of aggregate indebtedness to net capital was .91 to 1.

Note 4 - Fair Value Measurements

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date and establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the reported date. The three levels are defined as follows:

Level 1 - unadjusted quoted prices in active markets that are available for identical assets or liabilities as of the reported date.

Level 2 - quoted prices in markets that are not active or other pricing inputs that are either directly or indirectly observable as of the reported date.

Level 3 - prices or valuation techniques that are both significant to the fair value measurement and unobservable as of the reported date. These financial instruments do not have active markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

Assets and liabilities measured and reported at fair value are classified and disclosed in one of the above categories based on the nature of the inputs that are significant to the fair value measurement in its entirety. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's classification within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

ADVISORS ASSET MANAGEMENT, INC.
Notes to Statement of Financial Condition
December 31, 2015

Note 4 - Fair Value Measurements, continued

The following tables set forth by level within the fair value hierarchy the Company's financial instruments at fair value as of December 31, 2015.

	Securities Owned		
	Level 1	Level 2	Level 3
Mutual Funds	$ 340,115	$ --	$ --
Common Stocks	82,830	--	--
Corporate Bonds	--	2,567,861	--
US Government Bonds	4,811,138	--	--
Municipal Bonds	--	14,821,013	--
Unit Investment Trusts	--	4,053,221	--
Asset-Backed Securities	--	957,170	--
Certificates of Deposit	--	5,213,435	--
	$ 5,234,063	$ 27,612,750	$ --

	Securities Sold, Not Yet Purchased		
	Level 1	Level 2	Level 3
Exchange Traded Funds	$ 1,368,987	$ --	$ --
Corporate Bonds	--	2,216,954	--
US Government Bonds	3,555,937	--	--
Municipal Bonds	--	285,685	--
Unit Investment Trusts	--	326,469	--
Certificates of Deposit	--	2,178	--
	$ 4,924,924	$ 2,831,286	$ --

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

Mutual Funds (MFs) and Unit Investment Trusts (UITs): MFs and UITs are valued at the amount of the value of their underlying assets. To the extent these securities are actively traded, they are categorized in Level 1 of the fair value hierarchy; otherwise, they are categorized in Level 2 or Level 3 of the fair value hierarchy.

U.S. Government Bonds: U.S. government bonds are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities are generally categorized in Level 1 of the fair value hierarchy.

Corporate and Municipal Bonds: The fair value of corporate bonds is determined using recently executed transactions, market price quotations (when observable), bond spreads or credit default swap spreads obtained from independent external parties, such as vendors and brokers, adjusted for any basis difference between cash and derivative instruments. Corporate and municipal bonds are generally categorized in Level 2 of the fair value hierarchy; in instances when prices, spreads, or any of the other aforementioned key inputs are unobservable, they are categorized in Level 3 of the fair value hierarchy.

Note 4 - Fair Value Measurements, continued

Asset-Backed Securities (ABS): ABS may be valued based on price or spread data obtained from observed transactions or independent external parties such as vendors or brokers. When position-specific external price data are not observable, the fair value determination may require benchmarking to similar instruments and/or analyzing expected credit losses, default, and recovery rates. In evaluating the fair value of each security, the Company considers security collateral-specific attributes including payment priority, credit enhancement levels, type of collateral, delinquency rates, and loss severity.

ABS are generally categorized in Level 2 of the fair value hierarchy. If external prices or significant spread inputs are unobservable or if the comparability assessment involves significant subjectivity related to property type differences, cash flows, performance, and other inputs, then ABS are categorized in Level 3 of the fair value hierarchy.

Exchange-Traded Funds and Equity Securities: Exchange traded equity funds and equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, they are categorized in Level 1 of the fair value hierarchy; otherwise, they are categorized in Level 2 or Level 3 of the fair value hierarchy.

Certificates of Deposits (CDs): CDs may be valued based on price and spread data obtained from observed transactions or independent external parties such as vendors and brokers. CDs are generally categorized in Level 2 of the fair value hierarchy.

Note 5 - Clearing Broker-Dealers

The Company does not carry customer accounts, clears all proprietary and customer's securities transactions on a fully disclosed basis through clearing broker-dealers and is therefore, exempt under paragraph 15c3-3(k)(2)(ii) from the remaining provisions of SEC Rule 15c3-3. Any customer funds or securities received are immediately forwarded to the Company's clearing broker-dealers. Therefore, no supplementary Schedule for the Determination of the Reserve Requirement is deemed necessary.

The Company's agreements with its clearing broker-dealers contain indemnification clauses. These clauses relate to instances where the Company's customers fail to settle security transactions. In the event this situation might occur, the Company will indemnify the clearing broker-dealers to the extent of the net loss on the unsettled trade. At December 31, 2015, the Company had not been notified by the clearing broker-dealers, nor were they aware of any potential losses relating to this indemnification.

At December 31, 2015, approximately $601,000 of clearing deposit funds held by the clearing broker-dealers will not be returned to the Company until all obligations between the Company and the clearing broker-dealers have been satisfied.

"Due to clearing organization" represents margin loans payable to the clearing broker-dealers which are secured by investments in securities maintained with the lending broker as collateral for the margin loan, and the "Due from clearing organization" represents amounts due to the Company from the clearing broker-dealer. At December 31, 2015 the "Due from clearing organization" balance of $31,500,337 consisted of equity in the accounts of the clearing broker-dealer totaling $23,709,597 and amounts due from the sale of securities and not yet purchased totaling $7,790,740.

ADVISORS ASSET MANAGEMENT, INC.
Notes to Statement of Financial Condition
December 31, 2015

Note 6 - Furniture, Equipment, Leasehold Improvements, and Software

Furniture and equipment at December 31, 2015 consisted of the following:

Furniture	$ 1,826,064
Office equipment	693,632
Computer equipment	2,457,382
Software	2,474,157
Website video	357,175
Leasehold improvements	880,738
	8,689,148
Less accumulated depreciation	(7,156,669)
	$ 1,532,479

Note 7 - Related Party Transactions

During the year ended December 31, 2015, the Company sold deferred sales charge receivables related to the Company's unit investment trust business to Sterling Resources, Inc., which is a company that is a wholly-owned subsidiary of Holdings. For the year ended December 31, 2015, the Company paid approximately $7,855,000 in factoring fees to the subsidiary related to the sale of these receivables.

The Company leases its office space in Monument, Colorado from Base Camp Road, LLC, which is 50% owned by a wholly-owned subsidiary of Holdings. For the year ended December 31, 2015, the Company paid rents totaling approximately $192,000 to Base Camp Road, LLC.

The Company leases its office building in San Antonio, Texas from IH 10/FIS Building, LP, which is 100% owned by a wholly owned subsidiary of Holdings. For the year ended December 31, 2015, the Company paid rents totaling approximately $441,000 to IH 10/FIS Building, LP. The Company pays all insurance, property taxes and other expenses related to the operation and maintenance of the office building.

The Company has an income tax sharing agreement with Holdings which allows the Company to benefit from tax deductions that can be taken at the consolidated level, but not on the stand alone company level.

Note 8 - Financial Instruments and Related Risks

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic institutional and individual investors. The Company's proprietary activities and the transactions initiated on behalf of their customers are carried in accounts by and consummated through its clearing broker-dealers. In the normal course of business these activities include securities execution, settlement, custody of securities and funds and financing securities transactions, which may expose the Company to off-balance sheet risk in the event the clearing broker-dealers is unable to fulfill its contractual obligations.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2015, at the market value of related securities and will incur a loss if the market value of those securities increases subsequent to December 31, 2015. This obligation is secured by securities owned.

ADVISORS ASSET MANAGEMENT, INC.
Notes to Statement of Financial Condition
December 31, 2015

Note 9 - Income Taxes

Significant components of the Company's net deferred income tax asset as of December 31, 2015 consist of the following:

Deferred tax assets:		
Share-based compensation	$	333,417
Accrued compensation		313,294
		646,711
Deferred tax liabilities:		
Prepaid expenses		38,835
Depreciation and amortization		14,406
		53,241
Total net deferred income tax asset	$	699,952

The Company's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years from the date of filing.

Note 10 - Commitments and Contingencies

The Company leases its premises and equipment under non-cancelable operating leases that expire on various dates through 2026. At December 31, 2015, the approximate minimum future rentals on non-cancelable operating leases are as follows:

Year Ending December 31		
2016	$	1,398,916
2017		1,286,126
2018		1,299,847
2019		1,301,733
2020		911,082
Thereafter		2,282,508
Total	$	8,480,212

At December 31, 20154, and at various times throughout the year, the Company had cash and cash equivalents in excess of insured limits. The Company has not experienced any losses in its cash accounts and management believes it is not exposed to any significant risk on its cash and cash equivalents.

Note 10 - Commitments and Contingencies, continued

The Company has been named, along with other defendants, in proceedings and lawsuits incidental to its securities business and in a claim from a former employee claiming discrimination. As of December 31, 2015, the parties in these cases were seeking damages of approximately $1.2 million. Management intends to present a vigorous defense. The ultimate outcome of these proceedings and lawsuits cannot presently be determined. As of December 31, 2015, the Company has not accrued any liability related to these proceedings and lawsuits based on the analysis conducted by the Company and/or their attorneys as to the Company's potential exposure.

Note 11 - Employee Retirement Plan

The Company has a 401(k) plan that covers substantially all employees. Participating employees may elect to contribute, on a tax-deferred basis, a portion of their compensation in accordance with Section 401(k) of the Internal Revenue Code. Company contributions may be made to the plan at the discretion of the Board of Directors, with the maximum limitation being the amount the Company can deduct for federal income tax purposes.

Note 12 - Stock Option and Employee Stock Purchase Plan

Stock Option Plan

In 2005, Holdings established an ownership option plan to attract, retain and reward employees of the Holdings and its subsidiaries (the "the 2005 Plan"). Holdings reserved 5,502,696 shares of its common stock for issuance upon exercise of options under the plan. A committee appointed by the Board of Directors administers the plan and determines the exercise price of the option and the value of Holdings' stock.

Options for Holdings' Class B shares vest ratably over four full years of the employee's service and expire on the ten year anniversary of the award date if not exercised. The following sets forth the details of the outstanding options that are available for exercising for the Class B shares:

ADVISORS ASSET MANAGEMENT, INC.
Notes to Statement of Financial Statement
December 31, 2015

Note 12 - Stock Option and Employee Stock Purchase Plan, continued

Grant Date	Option Awards	Average Exercise Price	Options Exercised	Options Forfeited	Options Outstanding
2002	460,721	$ 2.19	(427,212)	(33,509)	--
2003	705,720	2.55	(662,400)	(43,320)	--
2004	331,750	4.73	(255,000)	(76,750)	--
2005	383,150	4.11	(292,550)	(90,600)	--
2006	403,100	3.39	(177,125)	(106,750)	119,225
2007	540,546	3.44	(108,495)	(157,664)	274,387
2008	1,159,489	3.20	(2,625)	(248,509)	908,355
2009	604,560	2.93	(3,125)	(193,025)	408,410
2010	626,300	6.45	(2,265)	(224,094)	399,581
2011	77,000	6.51	--	(70,000)	7,000
2013	5,543	5.41	--	(5,543)	--
	5,297,879		(1,931,157)	(1,249,764)	2,116,958

Options for Holdings' Class D shares vest ratably over five to seven full years of the employee's service and expire on the ten year anniversary of the award date if not exercised. The following sets forth the details of the outstanding options that are available for exercising for the Class D shares:

Grant Date	Option Awards	Average Exercise Price	Options Exercised	Options Forfeited	Options Outstanding
2007	962,971	$ 3.44	--	--	962,971
2009	611,250	3.17	--	(587,750)	23,500
2010	47,022	6.38	--	--	47,022
2015	37,500	6.00	--	--	37,500
	1,658,743		--	(587,750)	1,070,993

At December 31, 2015 the estimated fair value of the options outstanding was $5,470,000. The total compensation cost for share-based payment arrangements was $87,000 for the year ended December 31, 2015. The total income tax benefit from share-based payment arrangements was approximately $33,900 for the year ended December 31, 2015.

Note 13 - Stock Option and Employee Stock Purchase Plan, continued

A summary of options forfeited and outstanding during the year ended December 31, 2015 under the 2005 Plan is presented below:

	Class B		Class D	
	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price
Outstanding at December 31, 2014	2,410,779	$ 3.89	1,033,493	$ 3.57
Exercised	(46,850)	4.11	--	--
Forfeited	(246,971)	4.50	--	--
Awarded	--	--	37,500	6.00
Outstanding at December 31, 2015	2,116,958		1,070,993	

As of December 31, 2015, there was approximately $98,000 of unrecognized compensation costs related to the options granted under the 2005 Plan, which is expected to be recognized in 2016. The following table summarizes information about the 2005 Plan stock options outstanding and exercisable at December 31, 2015.

	Options Outstanding				Options Exercisable		
	Weighted-Average Exercise Price	Number Outstanding	Weighted-Average Contractual Life	Aggregate Intrinsic Value	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Contractual Live
Class B Shares	$ 3.81	2,116,958	3.4 Years	$3,566,962	$ 3.81	2,116,959	3.4 Years
Class D Shares	$ 3.65	1,070,993	2.4 Years	$1,997,096	$ 3.58	913,122	2.2 Years

Employee Stock Purchase Plan

Holdings established the 2011 Employee Stock Purchase Plan ("ESPP") for the purpose of attracting and retaining employees of the Holdings and its subsidiaries. The ESPP allows current employees to invest in Holdings Class D common shares in an amount up to $25,000 of stock at a price that represents a 15% discount to market value in each calendar year. In addition, employees may additional investments in excess of the $25,000 at the current market value. The total amount of the shares purchased in any one year cannot exceed 20% of the employees' compensation for that year. During the year ended December 31, 2015, there were no shares purchased by employees under the ESPP.

Report of Independent Registered Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

For the Year Ended December 31, 2015


CF
ACCOUNTANTS
CONSULTANTS
60
YEARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON MANAGEMENT'S EXEMPTION REPORT

To the Board of Directors
Advisors Asset Management, Inc.
Monument, Colorado

We have reviewed management's statements, included in the accompanying Management's Exemption Report, in which *(a)* Advisors Asset Management, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and *(b)* the Company stated that the Company met the identified exemption provisions for the year ended December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 25, 2016

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

MANAGEMENT'S EXEMPTION REPORT

Advisors Asset Management, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the year ended December 31, 2015 without exception.

Advisors Asset Management, Inc.

I, Scott Colyer, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 

Title: CEO and Chief Investment Officer

February 19, 2016

Report of Independent Registered Public Accounting Firm

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended December 31, 2015


ACCOUNTANTS
CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17A-5

To the Board of Directors
Advisors Asset Management, Inc.
Monument, Colorado

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015 which were agreed to by Advisors Asset Management, Inc. (the "Company"), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc, and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries (cash disbursements journal), noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 25, 2016

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20*******2907*********************MIXED AADC 220
051509 FINRA DEC
ADVISORS ASSET MANAGEMENT INC
18925 BASE CAMP RD
MONUMENT CO 80132-3414

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $112,848

B. Less payment made with SIPC-6 filed (exclude interest) (55,690)
July 24, 2015
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 57,158

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $57,158

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Advisors Asset Management, Inc
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 19 day of February, 20 16

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $90,773,953

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — ______

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — 21,553

Total additions — 21,553

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 42,832,105

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 2,188,074

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ — ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. — $636,170

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). — $______

Enter the greater of line (i) or (ii) — 636,170

Total deductions — 45,656,349

2d. SIPC Net Operating Revenues — $45,139,157

2e. General Assessment @ .0025 — $112,848

(to page 1, line 2.A.)

ADVISORS ASSET MANAGEMENT, INC.

Statement of Financial Condition For the Year Ended December 31, 2015



ADVISORS ASSET MANAGEMENT

18925 Base Camp Road, Monument, CO 80132
Tel: 888.883.2663 Fax: 719.488.4215
www.aam.us.com

February 29, 2016

Securities and Exchange Commission
Registrations Branch,
Mail Stop 8031
100 F. Street NE
Washington, D.C. 20549-0213

Dear Sir or Madam:

Enclosed please find two (2) copies each of the Financial Statements and Supplementary Information and Statement of Financial Condition, Management's Exemption Report and SIPC Annual Assessment on Form X-17A-5 for Advisors Asset Management, Inc. for the year ended December 31, 2015.

These audited financial statements are being filed pursuant to Rule 17a-5 of Securities and Exchange Commission, and are requesting confidential treatment of the Financial Statements and Supplementary Information with respect to section (E)(3) of the Rule.

Very truly yours,

R. Scott Roberg
Chief Financial Officer

Cc: Securities and Exchange Commission, Denver Regional Office
FINRA, Washington D.C.